Exhibit No. (4)f

Description of Common Stock

The following description is a summary and is subject to the provisions of our Amended and Restated Certificate of Incorporation, our By-laws and the relevant provisions of the law of the State of Delaware.

We are currently authorized to issue up to 1,200,000,000 shares of common stock, par value $1.25 per share. The shares of common stock outstanding are fully paid and nonassessable.

Holders of our common stock are entitled to share equally and ratably in any dividends and in any assets available for distribution to stockholders on liquidation, dissolution or winding-up, subject, if preferred stock is then outstanding, to any preferential rights of such preferred stock. Each share of common stock entitles the holder of record to one vote at all meetings of stockholders, and the votes are noncumulative. The common stock is not redeemable, has no subscription or conversion rights and does not entitle the holder to any preemptive rights.

Dividends may be paid on our common stock out of funds legally available for dividends, as and when declared from time to time by our board of directors.

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Anti-Takeover Provisions

The provisions of Delaware law and our Amended and Restated Certificate of Incorporation and By-laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest.

Director Nominations. Our stockholders may nominate candidates for our board of directors or propose business to be acted upon at an annual or special meeting only if the stockholders follow the advance notice procedures described in our Amended and Restated Certificate of Incorporation together with the additional procedural and disclosure requirements under our By-laws. Individuals who are nominated by our board of directors, or who are nominated by a stockholder who has given to the secretary of the Company timely written notice, in proper form pursuant to the foregoing requirements and procedures, prior to an annual or special meeting of stockholders at which directors are to be elected, will be eligible for election to our board of directors. Although our Amended and Restated Certificate of Incorporation and By-laws do not give our board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the advance notice procedures set forth therein may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

In addition to the director nomination provisions described above, our By-laws permit any stockholder or group of up to twenty stockholders who have maintained continuous qualifying ownership of 3% or more of our outstanding common stock for at least the previous three years to include up to a specified number of director nominees in our proxy materials for an annual meeting. The maximum number of stockholder nominees permitted under the proxy access provisions of our By-laws is the greater of two or 20% of the total number of Kimberly-Clark directors on the last day a notice of nomination may be submitted. Generally, notice of a nomination must contain the information described above, along with certain additional information specified in our By-laws. Director nominations that are late or that do not include all required information may be rejected. This could prevent stockholders from making director nominations.

No Action by Written Consent. Our Amended and Restated Certificate of Incorporation states that action may be taken by stockholders only at annual or special meetings of the stockholders, and that stockholders may not act by written consent.

Special Meetings of Stockholders. The Amended and Restated Certificate of Incorporation and our By-laws vest the power to call special meetings of stockholders in our chairman of the board, our chief executive officer, our board of directors or, subject to certain restrictions contained in our By-laws, the holders of not less than 15% of our issued and outstanding shares of capital stock entitled to vote to request that a special meeting of stockholders be called. Each request for a special meeting must contain certain information about the requesting stockholders described in our By-laws.

Certain Anti-Takeover Effects of Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date when the person became an interested stockholder, unless:

•either the business combination or the transaction which caused the stockholder to become an interested stockholder is approved by the board of directors prior to the date the interested stockholder obtained that status;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for the purposes of determining voting stock outstanding (but not voting stock owned by the interested stockholder) shares owned by certain insiders and certain employee stock plans; or

•on or subsequent to such date, the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.